
The Battery Recycling Technology Leader

Ace Green Recycling

Ace Green Recycling is revolutionizing the global battery industry with environmentally sustainable, modular, and commercially proven technologies that recover critical metals while driving domestic supply chain independence.

⚡ Invest Now $200.00 Share Price $200.00 Min Investment

📎 SEC Filings   👤 Investor Agreement

This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



PORTFOLIO SPOTLIGHT
ACE Green Recycling ▶
CIRCULATE CAPITAL   ACE Green Recycling

Opportunity

Ace Green is raising capital to scale its proven, environmentally sustainable battery recycling technologies, recover critical metals, and secure domestic supply chains

Our Vision

At Ace Green, our vision is to redefine the future of battery recycling by creating a sustainable, environmentally responsible, and economically viable supply chain for critical metals. We aim to lead the global transition toward circular economies in energy storage, enabling the recovery of valuable materials like lead, lithium, and graphite with minimal environmental impact. By combining proprietary technology, modular facility design, and strategic partnerships, we strive to make battery recycling accessible, scalable, and profitable worldwide. Our goal is to support electrification, reduce reliance on imports, and ensure that both industry and communities benefit from a cleaner, greener, and more resilient future.



Smelting Free Battery Grade GREENLEAD®

Invest →

Market Opportunity

The global battery recycling market is at a pivotal inflection point, driven by surging demand for electric vehicles, energy storage, and stringent environmental regulations. Lead battery recycling alone is projected to reach $22.3 billion by 2030, while lithium battery recycling is expected to grow to $36.5 billion by 2040. Regulatory mandates across the U.S., Europe, India, and China are accelerating adoption, with recycling targets rising sharply and legacy smelters facing closures. This creates a critical gap in domestic supply chains for key metals. Ace Green's modular, low-capital, and environmentally superior recycling technology positions the company to capture a significant share of this expanding market while enabling countries to retain strategic control over essential resources.



ACE's Modular Lead Battery Recycling Plant

Invest →

Reasons to Invest

1. Proven Traction

Ace Green has generated $25.4 million in FY 2025 and secured long-term offtake and licensing agreements.

2. Proven Technology

Ace Green's proprietary recycling processes are commercially validated across multiple facilities.

3. Strong Market Tailwinds

Rising global demand for battery metals, tightening regulations, and domestic supply chain needs create a multi-billion-dollar growth opportunity.



Smelting Free Battery Grade GREENLEAD®

Invest →

⚡ Invest Now

About Us

Discover who we are, how we operate, and where we're headed. In this section, you can explore the business model, traction to date, financial highlights, and meet the team behind the vision.



🔍 BUSINESS OVERVIEW

Ace Green Recycling is building a global, environmentally sustainable battery recycling platform that recovers critical metals including lead, lithium, and graphite. Leveraging proprietary GREENLEAD® and LithiumFirst® technologies, the company operates commercial and pilot facilities across India and Taiwan, with additional deployments planned in the U.S., Thailand, and Armenia. Ace Green's modular approach allows scalable, capital-efficient facilities that can operate profitably at both small and large volumes. The company generates revenue through three synergistic streams: operating recycling facilities, licensing proprietary technology, and supply chain and trading partnerships.



Smelting Free Battery Grade GREENLEAD®

TRACTION & MILESTONES

Ace Green has built significant momentum through a combination of commercial success, technology validation, and strategic expansion. The company generated $25.4 million in revenue in FY 2025 and secured long-term offtake and licensing agreements with leading partners including Glencore, OMC, GSM, Enecell, and Spiro. Ace Green operates pilot and commercial recycling facilities in India and Taiwan, with additional deployments planned in Texas, Thailand, India, and Armenia in 2026. Nearly 75,000 MT of lead recycling deals were secured in 2025, contributing over $27 million in recurring revenue.

BUSINESS MODEL

Ace Green operates a diversified, capital-efficient business model that generates revenue through three complementary streams: recycling operations, technology licensing, and supply chain and trading partnerships. Its proprietary GREENLEAD® and LithiumFirst® technologies are deployed in modular facilities, allowing profitable operations at both small and large scales while minimizing upfront capital requirements. This integrated approach ensures predictable cash flow, scalable growth, and long-term market positioning in the rapidly expanding battery recycling industry.

Our Team



- 19 years in recycling, global trading, mining, supply chain.
- Asia Pacific & Middle East head for lead/zinc & India/MENA for scrap metals at Trafigura.
- Senior global positions in Vedanta & 2 startups.

Nishchay Chadha
CEO

in



- 26 years in finance & treasury, M&A and business development
- CFO position at RDT Inc (Subsidiary of Tubos Reunidos) and Quantum Offshore Energy

Teodoro Alban
CFO

in



- 12 years in battery materials cleantech recycling.
- PhD in Mechanical Engineering from Texas A&M University and Bachelor of Technology in Mechanical Engineering from IIT Bombay.

Vipin Tyagi
CTO

in



- 15 years in base & precious metals, recycling, international trading, and logistics.
- Hindustan zinc manager APAC.
- Startups – global head of lead & zinc.

Siddharth Roy
EVP Supply Chain

in

Investment Details

Explore key details of our raise, including terms, valuation, and
planned use of funds.



Terms ›
Overview of offering structure and key
investment details.

Valuation ›
Company value guiding investment terms and
security type.

Use of Proceeds ›
How the company plans to use raised funds.

SEC Filings ›
Access full regulatory filings for complete
offering details.

Terms

Security Type
Common Stock

Security Price
$200.00

Min Investment
$200.00

Raise Target
$10,000 - $5,000,000

*The Minimum Individual Purchase Amount accepted under this
Regulation CF Offering is $200.00. The Company must reach its
Target Offering Amount of $10,000.00 by March 31st, 2026 (the
"Offering Deadline"). Unless the Company raises at least the Target
Offering Amount of $10,000.00 under the Regulation CF offering by
the Offering Deadline, no securities will be sold in this Offering,
investment commitments will be cancelled, and committed funds will
be returned.*

Ask the Founders

Join the discussion! Ask [company_name]'s team any questions you
have about the company or their raise.



Write a comment

Alex Jones 3 months ago ⌃ 0 ⌄ 0
Hey guys, can you tell us a bit more about the business model and how you intend to generate revenue?
No replies **Reply**

Joe Smith 3 months ago ⌃ 1 ⌄ 0
I love this investment opportunity. Excited to join.
⌄ 1 Reply **Reply**

Investor FAQs

Getting Started



Why invest in early-stage opportunities? ⌄

Who can invest? ⌄

Is there a minimum or maximum amount I can invest? ⌄

What is [company_name]'s relationship with Highlander Crowdfunding? ⌄

What is [company_name]'s relationship with Highlander Crowdfunding?   ⌄

Investment Process

How do I create an account and start investing?   ⌄

What information will I need to provide during checkout?   ⌄

What payment methods are accepted?   ⌄

When is my investment actually finalized?   ⌄

Can I cancel my investment after I make it?   ⌄

Understanding the Raise

Where can I find details about [company_name]'s financials and valuation?   ⌄

What types of securities am I buying (equity, SAFE, debt, etc.)?   ⌄

What happens if we don't reach our minimum funding target?   ⌄

Where can I learn more about this raise?   ⌄

Risks & Returns

What are the risks of investing in early-stage opportunities?   ⌄

When and how could I see a return on my investment?   ⌄

Is my investment liquid? Can I sell my shares?   ⌄

After Investing

How will I know if [company_name] successfully closes its raise?   ⌄

What happens to my money after the raise ends?   ⌄

How do I track my investment over time?   ⌄

Will I receive updates from [company_name] on my investment?   ⌄

Are there tax implications resulting from my investment?   ⌄

Compliance & Security

Is my personal and financial information secure?   ⌄

What happens if I run into an issue with my investment?   ⌄